SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D

                            Under the
                 Securities Exchange Act of 1934


                     ECO SOILS SYSTEMS, INC.
             ---------------------------------------
                        (Name of Issuer)


                 Common Stock ($0.005 par value)
               ----------------------------------
                 (Title of Class of Securities)

                            278858105
                        ----------------
                         (CUSIP Number)



                     Ronald N. Graves, Esq.
                      J.R. Simplot Company
                         999 Main Street
                       Boise, Idaho  83702
                   Telephone:  (208) 336-2110
              ------------------------------------
       (Names, addresses and telephone numbers of persons
        authorized to receive notices and communications)



                          June 9, 2000
                     ----------------------
                  (Date of event which requires
                    filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-
1(f) or 13d-1(g), check the following box: [ ]

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1)        Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          J.R. Simplot Company
          IRS ID No.: 82-019661

2)        Check the Appropriate Box if a Member of a Group
          (a)  Not Applicable
          (b)  Not Applicable

3)        SEC Use Only

4)        Source of Funds
          OO

5)        Check if Disclosure of Legal Proceedings is Required
Pursuant
          to Items 2(d) or 2(e)
          Not Applicable

6)        Citizenship or Place of Organization
          US

Number of           7)   Sole Voting Power             1,715,650
Shares
Beneficially        8)   Shared Voting Power           0
Owned
by Each             9)   Sole Dispositive Power        0
Reporting
Person With:        10)  Shared Dispositive Power      0

11)       Aggregate Amount Beneficially Owned by Each Reporting
Person

          1,715,650 shares

12)       Check if the Aggregate Amount in Row (11) Excludes
Certain
          Shares
          Not Applicable

13)       Percent of Class Represented by Amount in Row (11)

          9.23%

14)       Type of Reporting Person

          CO

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ITEM 1.   SECURITY AND ISSUER
-----------------------------

          The class of securities to which this Statement relates is the common stock, par value $0.005 per share (the "Stock"), of Eco Soil Systems, Inc. (the "Issuer"), whose address is 10740
Thornmint Road, San Diego, California 92127.

ITEM 2.   IDENTITY AND BACKGROUND
---------------------------------

          (a through f) This statement is being filed on behalf of the J.R. Simplot Company, a Nevada corporation (the "Company"), whose address is 999 Main Street, Boise, Idaho 83702.

          The Company has not during the past five years been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
-----------------------------------------------------------

          The Company acquired sole voting control of the shares of Stock reported in Item 5 pursuant to the terms of a Shareholder Voting Agreement, dated as of June 9, 2000 (the "Voting Agreement"), between the Company and certain key shareholders of the Issuer (the "Shareholders"). The Voting Agreement was entered into in connection with an asset purchase agreement between the Company and the Issuer (as amended, the "Purchase Agreement"), relating to the acquisition by the Company of substantially all of the assets of Turf Partners, Inc. ("Turf Partners"), a wholly-owned subsidiary of the Issuer (the "Asset Sale"). Pursuant to the Voting Agreement, the Shareholders have agreed to vote their shares of Issuer Stock in favor of the Asset Sale at a special meeting of shareholders called to approve the Asset Sale and, in connection therewith, have appointed the Company as their proxy and attorney-in-fact to vote their shares of Issuer Stock for approval of the Asset Sale at the special meeting. The Voting Agreement will terminate upon closing or of the Asset Sale or termination of the Purchase Agreement. The Voting Agreement confers upon the Company the sole voting power with respect to the shares of Stock owned by the Shareholders, but does not confer any other rights of beneficial ownership on the Company.

ITEM 4.   PURPOSE OF TRANSACTION
--------------------------------

          The purpose of the transaction is to ensure that the shareholders of the Issuer approve the Asset Sale at the special meeting. To that end, the Company acquired sole voting control of the shares of Stock reported in Item 5 pursuant to the terms of the Voting Agreement.

          (a - b)   Not Applicable.

          (c)       The Purchase Agreement provides that the
Company will acquire substantially all of the assets of Turf
Partners, a wholly-owned subsidiary of the Issuer, for a

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purchase price of $23,000,000, plus the assumption of certain Turf
Partner liabilities, net of certain expenses incurred by the Issuer in connection with the transaction.

          (d - j)   Not Applicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
----------------------------------------------

          (a - b)   As of June 9, 2000, the Company has the sole
power to vote 1,715,650 shares of Issuer Stock in connection with approval of the Asset Sale at a special meeting of shareholders of the Issuer. This voting control will terminate upon consummation of the Asset Sale or termination of the Purchase Agreement.

          Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission for the quarter ended March 31, 2000 (the "10-Q"), the shares owned constitute approximately 9.23% of the 18,597,299 shares of Stock outstanding, as reported in the 10-Q.

          (c - e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
          --------------------------------------------------------

          The Company acquired sole voting control of the shares of Stock reported in Item 5 pursuant to the terms of the Voting Agreement, between the Company and Max D. Gelwix, Bart Osborn, William B. Adams and Rugged Rugger, Inc. (the "Shareholders"). The Voting Agreement was entered into in connection with the Purchase Agreement between the Company and the Issuer, relating to the acquisition by the Company of substantially all of the assets of Turf Partners, a wholly-owned subsidiary of the Issuer. Pursuant to the Voting Agreement, the Shareholders have agreed to vote their shares of Issuer Common Stock in favor of the Asset Sale at a special meeting of shareholders called to approve the Asset Sale and, in connection therewith, have appointed the Company as their proxy and attorney-in-fact to vote their shares for approval of the Asset Sale at the special meeting. The Voting Agreement will terminate upon closing or termination of the Asset Sale. The Voting Agreement confers upon the Company the sole voting power with respect to the shares of Stock owned by the Shareholders, but does not include any other rights of ownership on the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
------------------------------------------

          Shareholder Voting Agreement dated as of June 9, 2000, is attached as Exhibit A.

          After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.


                              J. R. Simplot Company



                              By  //s// Ronald N. Graves
                              -----------------------------------
                              Ronald N. Graves, Vice President and
                              Secretary


Date:  June 21, 2000

                            Exhibit A


                  SHAREHOLDER VOTING AGREEMENT


                          See attached.

                  SHAREHOLDER VOTING AGREEMENT
                --------------------------------

          THIS SHAREHOLDER VOTING AGREEMENT (this "Agreement") is made and entered into as of June 9, 2000, by and between J.R.
Simplot Company, a Nevada corporation ("Simplot"), and the undersigned ("Shareholder").

          WHEREAS, Shareholder desires that Simplot, Eco Soil Systems, Inc., a Nebraska corporation ("Eco Soil"), and Turf Partners, Inc., a Delaware corporation and wholly owned subsidiary of Eco Soil ("Turf Partners"), enter into a First Amendment to Amended and Restated Asset Purchase Agreement dated as of the date hereof (the "Amendment"), which reflects various amendments to the Amended and Restated Asset Purchase Agreement dated as of April 5, 2000 among Eco Soil, Turf Partners and Simplot (as amended, the "Purchase Agreement"), pursuant to which Turf Partners will sell substantially all of its assets to Simplot (the "Asset Sale");

          WHEREAS, Shareholder is executing this Agreement as an inducement to Simplot to enter into and execute, the Amendment.

          NOW, THEREFORE, in consideration of the execution and delivery by Simplot of the Amendment and the mutual covenants, conditions and agreements contained herein and therein, the parties agree as follows:

          1. Voting Agreement. Shareholder hereby covenants to Simplot that, at any meeting of shareholders of Eco Soil called to vote upon the Asset Sale and the Purchase Agreement or at any adjournment thereof or in any other circumstances upon which a vote with respect to the Asset Sale and the Purchase Agreement is sought (the "Shareholders' Meeting"), Shareholder shall appear, or cause the holder of record on any applicable record date (the "Record Holder") to appear, for the purpose of obtaining a quorum at the Shareholders' Meeting, and vote (or cause the Record Holder to vote) the number of shares of common stock, $.005 par value per share, of Eco Soil ("Common Stock") beneficially owned by the Shareholder as of the record date (the "Shares") in favor of the Asset Sale, the approval and adoption of the Purchase Agreement, and the approval of the terms thereof and each of the other transactions contemplated by the Purchase Agreement. For purposes of this Agreement, the term "Shares" shall not include shares of Common Stock issuable upon exercise of options or warrants that have not been exercised prior to the record date for the Shareholders' Meeting.

          2. Grant of Irrevocable Proxy; Appointment of Proxy. Shareholder hereby irrevocably appoints and constitutes Simplot as Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Shareholder, to vote the Shares at the Shareholders' Meeting in favor of the Asset Sale, the execution and delivery of the Purchase Agreement and approval of the terms thereof and each of the other transactions contemplated by the Purchase Agreement. Shareholder hereby affirms that the irrevocable proxy set forth in this Section 2 is given in connection with the execution of the Purchase Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Shareholder

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under this Agreement.  Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked.

          3. Representations and Warranties. Shareholder represents and warrants to Simplot as follows:

               (a) Shareholder is competent to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, Shareholder, enforceable in accordance with its terms.

               (b) Neither the execution and delivery of this Agreement nor the consummation by Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Shareholder is a party or bound or to which the Shares are subject.

               (c) The Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

               (d) Shareholder understands and acknowledges that Simplot is entering into the Amendment in reliance upon Shareholder's execution and delivery of this Agreement.
Shareholder acknowledges that the irrevocable proxy set forth in
Section 2 is granted in consideration for Simplot's execution and delivery of the Amendment.

          4. Covenants. Shareholder hereby agrees that he will not (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shares or any interest therein; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares or any interest therein,
(iii) grant any proxy, power of attorney or other authorization in or with respect to such Shares, except for this Agreement, or
(iv) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares; provided, that Shareholder may transfer (as defined above) any of the Shares to any other person who is on the date hereof, or to any family member of a person or charitable institution which prior to the Shareholders' Meeting and prior to such transfer becomes, a party to this Agreement bound by all the obligations of Shareholder hereunder.

          5. Certain Events. Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation Shareholder's successors or assigns. Shareholder agrees that, in the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Eco Soil affecting the Common Stock, or the acquisition of additional shares of Common Stock or other voting securities of Eco Soil by Shareholder, the number of Shares subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall apply to any additional shares of Common Stock or other voting securities of Eco Soil issued to or acquired by Shareholder.

          6. Further Assurances. Shareholder shall, upon request and expense of Simplot, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Simplot to be necessary or desirable to carry out the provisions hereof and to vest the power to vote the Shares as contemplated by
Section 2 in Simplot; provided that nothing herein shall obligate Shareholder to exercise any options or warrants held by him prior to the record date for the Shareholders' Meeting.

          7. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (i) the Closing Date of the Asset Sale or
(ii) the date upon which the Purchase Agreement is terminated in accordance with its terms. Upon such termination, no party shall have any further obligations or liabilities hereunder, provided that no such termination shall relieve any party from liability for any breach of this Agreement prior to such termination.

          8.   Miscellaneous.

               (a) All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to Simplot, to the address provided in the Purchase Agreement; and (ii) if to Shareholder; to its address shown below its signature on the last page hereof.

               (b) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

               (c) This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement.

               (d) This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

               (e) This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

               (f) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties.
Any assignment in violation of the foregoing shall be void.

               (g) If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

               (h) Nothing contained in this Agreement shall be deemed to vest in Simplot any direct or indirect ownership or incidence of ownership of or with respect to any of the Shares.
All rights, ownership and economic benefits of and relating to the Shares shall remain and belong to Shareholder, and Simplot shall not have any authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Eco Soil or exercise any power or authority to direct Shareholder in the voting of any of the Shares, except as otherwise provided herein, or the performance of Shareholder's duties or responsibilities as a shareholder of Eco Soil.

               (k) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

          IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Shareholder Voting Agreement as of the day and year first above written.

                              J.R. SIMPLOT COMPANY



                              By  //s// Ray Sasso
                              -----------------------------------
                              Ray Sasso, Sr. V.P.



                              SHAREHOLDER:


                              By  //s// Max D. Gelwix
                              -----------------------------------
                              Name:     Max D. Gelwix
                              Address:  15751 El Camino Entrada
                                        Poway, CA 92064

          IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Shareholder Voting Agreement as of the day and year first above written.

                              J.R. SIMPLOT COMPANY



                              By  //s// Ray Sasso
                              -----------------------------------
                              Ray Sasso, Sr. V.P.



                              SHAREHOLDER:


                              By  //s// Bart Osborn
                              -----------------------------------
                              Name:     Bart Osborn
                              Address:  360 Orone Orchard Road
                                        Wayzata, MN  55391

          IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Shareholder Voting Agreement as of the day and year first above written.

                              J.R. SIMPLOT COMPANY



                              By  //s// Ray Sasso
                              -----------------------------------
                              Ray Sasso, Sr. V.P.



                              SHAREHOLDER:


                              By  //s// William B. Adams
                              -----------------------------------
                              Name:     William B. Adams
                              Address:  731 Austin Ave.
                                        Coronada, CA  92119

          IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Shareholder Voting Agreement as of the day and year first above written.

                              J.R. SIMPLOT COMPANY



                              By  //s// Ray Sasso
                              -----------------------------------
                              Ray Sasso, Sr. V.P.



                              SHAREHOLDER:


                              By  //s// William S. Potter
                              -----------------------------------
                              Name:     William S. Potter
                                        for Rugged Rigger, Inc.
                              Address:  P.O. Box 8173e
                                        Rancho Santa Fe, CA  92067

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